UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33701

Fly Leasing Limited
(Exact name of registrant as specified in its charter)
West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
Tel. +353 1 231 1900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares (Each representing one Common Share)
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Fly Leasing Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 16, 2021	By:	/s/ Javier Meireles
Javier Meireles
Chief Financial Officer